SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM U-57
NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
Filed under section 33(a) of the
Public Utility Holding Company Act of 1935, as amended

Construcciones y Representaciones Industriales S.A.
(Name of foreign utility company)

Cinergy Corp.
(Name of filing company, if filed on behalf of a foreign utility company)

The Commission is requested to mail copies of all communications relating to this Notification to:

Cheryl M. Foley
Lisa D. Gamblin
Cinergy Corp.
139 East Fourth Street
Cincinnati, Ohio 45202

     Cinergy Corp. ("Cinergy"), a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Commission on behalf of Construcciones y Representaciones Industriales S.A., a corporation organized under the laws of Spain ("Crisa"), that Crisa is, and claims status as, a foreign utility company within the meaning of section 33 of the Act.

Item 1. Name of entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.
Identification, to the extent known, of each person holding 5% or more of any class of voting securities of the foreign utility company and description of the amount and nature of the interest.

     The name and business address of the company on whose behalf foreign utility company status is claimed is Construcciones y Representaciones Industriales S.A. ("Crisa"), Paseo de la Castellana, 23, Escalera 1-1 degree, Madrid 28046, Spain.

     Crisa owns and operates 5.721 MW of hydro electric generation assets in Spain. Crisa's electric assets are located primarily in 5 sites in Murcia Province, Spain, and supply electricity to Iberdrola, the regional electric utility.

     Crisa has an authorized share capital of 36 million Spanish Pesetas, of which 90,000 shares, with a par value per share of 400 Pesetas, are issued and outstanding. Midlands Power International B.V., a company incorporated in The Netherlands and a wholly-owned subsidiary of Cinergy Global Power, Inc. (the latter company being an indirect wholly-owned subsidiary of Cinergy), is the legal and beneficial owner of 85,954 shares, representing approximately 95.5% of the issued share capital of Crisa. The remaining 4.5% of the issued share capital of Crisa is owned by two shareholders, each owning significantly less than 5% of the issued share capital of the company.

Item 2. Name of any domestic associate public utility company and, if applicable, its holding company, and description of the relationship between the foreign utility company and such company, and the purchase price paid by any domestic associate public utility company for its interest in the foreign utility company.

     The following domestic public utility companies, each of which is a direct or indirect wholly-owned subsidiary of Cinergy, are associate companies of Crisa: The Cincinnati Gas & Electric Company ("CG&E"), PSI Energy, Inc., The Union Light, Heat and Power Company ("Union"), Lawrenceburg Gas Company ("Lawrenceburg"), The West Harrison Gas and Electric Company ("West Harrison") and Miami Power Corporation ("Miami"). Union, Lawrenceburg, West Harrison and Miami are all direct wholly-owned subsidiaries of CG&E.

     None of the foregoing domestic public utility companies has made an investment in or has any contractual relationship with Crisa, nor is any such investment or contractual relationship contemplated.

SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized as of the date indicated below:

CINERGY CORP.


By:  /s/ William L. Sheafer
         Vice President & Treasurer



Dated:   April 30, 1998